

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2022

Frank Sun
Chief Financial Officer
Q&K International Group Ltd
Suite 1607, Building A, No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People's Republic of China

> **Re: Q&K International Group Ltd**
> **Form 20-F for the fiscal year ended September 30, 2021**
> **Filed February 15, 2022**
> **File No. 001-39111**

Dear Mr. Sun:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction